SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

26 April 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 26 April 2004 for your records. The announcement has been published in the South China Morning Post in Hong Kong on 26 April 2004.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr Jonathan Zonis

J P Morgan
- Ms Tintin Subagyo

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 25 May 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the Directors and the Auditors for the year ended 31 December 2003;

2. To declare a final dividend for the year ended 31 December 2003;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

A. THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, (iv) the exercise of any conversion rights attaching to the Zero Coupon Guaranteed Convertible Bonds due 2009 issued by Shangri-La Finance Limited, and (v) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii)the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. THAT:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

7. To consider as Special Business, and if thought fit, pass with or without amendments the following resolution as a Special Resolution:

THAT the Bye-Laws of the Company adopted on 25 May 1993 and amended up to 24 July 1996 be amended on the following terms:

(a) that the definitions for "associates", "Clearing House" and "Statutes" as they appear in Bye-Law 1(A) be deleted in their entirety and the following new definitions be substituted:

"associates" shall have the meaning as defined in the Listing Rules;

"Clearing House" shall mean a recognised clearing house within the meaning of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house or authorised shares depository recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

"Statutes" shall mean the Companies Act, the Electronic Transactions Act 1999 of Bermuda, and every other act as may be amended from time to time for the time being in force of the Legislature of Bermuda applying to or affecting the Company, the Memorandum of Association and/or these presents;

(b) that the following new definitions be added into Bye-Law 1(A) in appropriate alphabetical sequence:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Bye-Laws;

"electronic" shall mean relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities and such other meanings as given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;

"full financial statements" shall mean the financial statements that are required under section 87(1) of the Companies Act; and

"summarized financial statements" shall have the meaning ascribed to them in the section 87A(3) of the Companies Act;

(c) that the existing Bye-Law 70 be prefaced by adding the following words "Subject to the Listing Rules,"

(d) that the following new Bye-Law 76A be added after Bye-Law 76:

76A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

(e) that the existing Bye-Law 98(H) be deleted in its entirety and the following new Bye-Law 98(H) be substituted:

98. (H) A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his associate(s) has/have, to the knowledge of the Director, a material interest, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:–

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or member or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities by the Company under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(f) that the existing Bye-Law 98(I) be deleted in its entirety and the following new Bye-Law 98(I) be substituted:

98. (I) A company shall be deemed to be a company in which a Director together with any of his associates owns five (5) per cent or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company if and so long as (but only if and so long as) he together with his associates is (either directly or indirectly) the holder of or beneficially interested in five (5) per cent or more of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights of any class of shares available to members of the company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associates as bare or custodial trustee and in which neither he nor his associates have any beneficial interest; any shares comprised in a trust in which the interest of the Director or his associates is in reversion or remainder if and so long as some other person is entitled to receive the income thereof; and any shares comprised in an authorised unit trust scheme in which the Director or any of his associates is interested only as a unit holder.

(g) that the existing Bye-Law 98(K) be deleted in its entirety and the following new Bye-Law 98(K) be substituted:

98. (K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman) or any of his associates, or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned or any of his associates, as known to such Director, has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman or any of his associates such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or any of his associates, as known to him, has not been fairly disclosed to the Board.

(h) that the existing Bye-Law 103 be deleted in its entirety and the following new Bye-Law 103 be substituted:

103. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registered Office. The minimum length of the period during which such notice(s) are to be given shall be at least seven days, commencing not earlier than the day after the despatch of the notice of the general meeting appointed for such election and ending not later than seven days prior to the date of such meeting.

(i) that the existing Bye-Law 162(B) be prefaced by adding the following words "Subject to paragraph (C) below,"

(j) that the following new Bye-Law 162(C) and 162(D) be inserted immediately after Bye-Law 162(B):

162. (C) The Company may send summarized financial statements to members of the Company who have, in accordance with the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited, consented and elected to receive summarized financial statements instead of the full financial statements. The summarized financial statements must be accompanied by the Auditor's report and notice informing the member how to notify the Company that he elects to receive the full financial statements. The summarized financial statements, notice and Auditor's report must be sent not less than twenty-one days before the general meeting to those members that consented and elected to receive the summarized financial statements.

(D) Subject to Section 88 of the Companies Act, the Company shall send the full financial statements to a member within seven days of receipt of the member's election to receive the full financial statements.

(k) that the existing Bye-Law 167 be deleted in its entirety and the following new Bye-Law 167(A) and 167(B) be substituted:

167. (A) (1) Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Bye-Laws shall be in writing or, to the extent permitted by the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited from time to time and subject to this Bye-Law, contained in an electronic communication. A notice calling a meeting of the Directors need not be in writing.

(2) A notice in respect of any document (including a share certificate) may be served on or delivered to any member of the Company either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such member at his registered address as appearing in the register or by leaving it at that address addressed to the member or by any other means authorised in writing by the member concerned or by publishing it by way of advertisement in the Newspapers. In case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to the Statutes and any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, a notice or document may be served or delivered by the Company to any member by electronic means to such address as may from time to time be authorised by the member concerned or by publishing it on a computer network and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

(3) Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Bye-Laws, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

(B) (1) Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Company's Head Office or Registered Office.

(2) The Directors may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Directors.

(l) that the existing Bye-Law 169 be deleted in its entirety and the following new Bye-Law 169 be substituted:

169. Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but left by the Company at the address of a member noted on the register shall be deemed to have been served or delivered on the day it was so left. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to be have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement in the Newspapers or in an appointed newspaper or posted on a computer network shall be deemed to have been served or delivered on the day it was so published or posted.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 26 April 2004

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every member entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a member appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the member's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the member's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a member of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a member fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the member shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's share registrars in Hong Kong, Abacus Share Registrars Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof).

As at the date of this announcement, the members of the Board of Directors of the Company are Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing, Mr. Ng Si Fong, Alan, Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin, Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan, Mr. Timothy David Dattels and Mr. Ho Kian Cheong (alternate to Mr. Ho Kian Guan).